Exhibit (a)(1)(A)
Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, California 92612

November 12, 2009

To: [Employee Name]

Subject: Offer to Exchange Certain Outstanding Stock Options for New Stock Options

As the holder of eligible outstanding stock options with exercise prices of at least $2.50 (“Eligible Options”), we are pleased to offer you this one-time opportunity to exchange  (“Exchange Offer”) your Eligible Options for new options with a reduced exercise price and a modified vesting schedule (“New Options”).  Accompanying this letter is important information about the Exchange Offer, including:

•	A document entitled “Offer to Exchange Certain Outstanding Stock Options For New Stock Options” describing in detail the terms and conditions of the Exchange Offer;

•	A personalized election form listing your Eligible Options, which you may use to elect to participate in the Exchange Offer; and

•	A personalized withdrawal notice listing your Eligible Options, which you may use to elect to withdraw any previous tender of Eligible Options.

We are making the Exchange Offer on the terms and subject to the conditions described in the Exchange Offer document, the election form and the withdrawal form.  If you choose to accept the Exchange Offer, the exercise price of your Eligible Options will be reduced to the greater of $1.50, or the closing sale price of our common stock as reported on The Nasdaq Global Market on the date the Exchange Offer expires, and your options will be subject to a modified vesting schedule, as described in the Exchange Offer document.

How to participate:

Whether or not to accept the Exchange Offer is entirely voluntary on your part.  If you prefer not to participate, you do not need to take any action.  You will simply keep your outstanding Eligible Options with their current terms.  If you decide to participate, please read the Exchange Offer document carefully for details on how to properly complete and tender an election form (and, if necessary, a withdrawal form), including, but not limited to, the discussion under “Proper Tender of Eligible Options,” and “Determination of Validity; Rejection of Eligible Options; Waiver of Defects; No Obligation to Give Notice of Defects.”

[Employee Name]
November 12, 2009

Deadline:

IF YOU CHOOSE TO ACCEPT THE EXCHANGE OFFER, YOUR PROPERLY COMPLETED AND SIGNED ELECTION FORM MUST BE RECEIVED BY US BY 5:00 P.M. PACIFIC TIME ON THURSDAY, DECEMBER 10, 2009, UNLESS THIS DEADLINE IS EXTENDED.  If the deadline is extended, we will notify you of the extension and the new deadline.  The expiration deadline will be strictly enforced, and no election or withdrawal form will be accepted unless it is properly completed, signed and received by us before the deadline.

You should read the enclosed information, and are encouraged to consult your own outside tax, financial, and legal advisors as you deem appropriate before you make any decision whether to participate in the Exchange Offer.  Participation involves risks that are discussed in the “Risk Factors” section of the Exchange Offer document.  No one from our company is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

You should direct questions about the Exchange Offer or requests for assistance (including requests for additional copies any documents relating to the Exchange Offer) in writing addressed to: Attention: Corporate Secretary, Consumer Portfolio Services, Inc., 19500 Jamboree Road, Irvine, California 92612, or via email to optionoffer@consumerportfolio.com.

Regards,
Charles E. Bradley, Jr.
President and Chief Executive Officer